Exhibit 99.2

FOR IMMEDIATE RELEASE

CBD Energy Announces Executive Management and Board Member Additions

Sydney, AU – October 1, 2014 – CBD Energy Limited (NASDAQ: CBDE), a diversified clean energy company and leading global provider of solar systems, announced today that it has appointed several individuals to its executive management team and Board of Directors.

Mr. Jeffrey Tischler has been appointed as the Company’s Chief Financial Officer. Mr. Tischler will be based in CBDE’s New York office and holds a MBA in Finance and Accounting (double major) from the William E. Simon School of Business at the University of Rochester and a BA in Economics from the University of Rochester. He is a Certified Public Accountant, New York State.

After starting his career with KPMG, Jeff joined Reliance Group Holdings, where he became Vice President-Financial Planning & Analysis. He then became Chief Financial Officer of Commonwealth Land Title, and after having effected a merger with Lawyers Title, became CFO of the combined LandAmerica Financial Group, a NYSE company. Most recently, Jeff was a Principal with Prospect Capital, an asset management company with over $7 billion in assets under management.

Jeff is well versed in meeting the challenges of raising and carefully managing capital, handling all aspects of mergers and acquisitions, spearheading strategic planning initiatives, and effectively communicating with shareholders and other stakeholders.

Mr. Richard Pillinger has been appointed as the Company’s Senior Vice President, Australia, Asia & the United Kingdom. Richard’s operational role is to develop, communicate and implement the short, medium and long term growth strategy for CBDE’s business units in these regions. Richard has acted as the CFO of CBDE for the past 3 years and is a Chartered Accountant with a degree in Production and Operations Management.

Mr. Kevin Pollack, Esq., has joined CBD’s Board of Directors as an Independent Non-Executive Director. Contemporaneous with his appointment to CBD’s Board, Kevin has been appointed to the Company’s Audit and Compensation Committees.

Kevin has been an investment banker and securities attorney at Banc of America Securities and Sidley Austin (formerly Brown & Wood), respectively, and has previous asset management experience at Paragon Capital. Kevin is a graduate of the Wharton School of the University of Pennsylvania and holds J.D. and MBA degrees from Vanderbilt University, where he graduated with Beta Gamma Sigma honors. Currently, Kevin sits on the Board of Directors of several public companies and also is the President of Short Hills Capital LLC.

Mr. Gerry McGowan, CBD’s Executive Chairman and Managing Director, stated, “We are very pleased to announce these executive management and board additions. These accomplished individuals should ensure that CBD continues to execute on our growth objectives and continued market expansion. Jeff has demonstrated an ability to bring companies to their next stages of development, driving profitable growth while maximizing shareholder value. ”

“Throughout his tenure with CBD, Richard has developed a thorough knowledge of the renewable energy markets in these territories and has been actively involved in establishing CBD’s global operating structures. Kevin has a strong track record of guiding rapidly growing businesses toward reaching their full potential. We expect Kevin's legal and investment background and capital markets experience to play a key role in ensuring that we continue to enhance shareholder value,” concluded Mr. McGowan. ”

About CBD Energy Limited (NASDAQ: CBDE)

Established in 1989, CBD Energy Limited is a diversified renewable energy company and a global leader in solar installations. Powered by a management team with deep experience in the energy sector and strong engineering capabilities, CBDE is focused on the integration of residential solar, commercial and industrial solar, small utility scale solar and wind projects, in three principal markets - Australia, the United Kingdom and the United States. CBDE markets its residential and commercial solar installations under the name Westinghouse Solar, using the WESTINGHOUSE® trademark pursuant to an exclusive, long-term worldwide license.

Headquartered in Sydney, with principal regional offices in London and New York, CBDE has completed projects across four continents in Australia, Fiji, Germany, Italy, New Zealand, Thailand, the United Kingdom and the United States, CBDE has installed more than 17,000 residential systems and developed large renewable energy projects such as the 107MW wind farm in Taralga, NSW. For further information on CBD Energy Limited and Westinghouse Solar, please visit:

www.cbdenergy.com	www.westinghousesolar.com
www.westinghousesolar.com.au	www.westinghousesolar.co.uk

Caution Concerning Forward-Looking Statements

This news release contains ‘forward-looking statements. Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words ‘plan’, ‘believe’, ‘expect’, ‘anticipate’, ‘intend’, ‘estimate’, ‘project’, ‘may’, ‘would’, ‘could’, ‘should’, ‘seeks’, or ‘scheduled to’, or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Such forward-looking statements are subject to various risks, as well as those set forth in the Corporation’s most recent Form F-1, as filed with the U.S. Securities and Exchange Commission (SEC), and involve assumptions, estimates, and uncertainties that reflect current internal projections, expectations or beliefs. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All forward-looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and CBD Energy Limited assumes no obligation to update or revise these statements unless otherwise required by law.

CONTACTS

AU Corporate/Investor	US Corporate/Investor
Gerry McGowan	James Greer
CBD Energy Limited	CBD Energy Limited
+61 2 8069 7970	+ 1 917 714 4791